FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Skoglund	William	B.		Old Second Bancorp Inc./OSBC				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	The Old Second National Bank of Aurora 37 South River Street						12-17-02		Director and CEO

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Aurora,	IL	60506						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)
Old Second Bancorp Inc. Common Stock							Code	V		Amount	(A) or (D)	Price

Common Stock														6,033		I	401(k) Plan

Common Stock														19,978		I	Profit Sharing Plan

Common Stock														266		D

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

Old Second Inc.

Employee Stock Option (right to buy)			$37.61		12-17-02				A	V		16,000			12-17-03	12-17-12

Prior Options:

" "			$29.42-Restated												12-18-02	12-18-11

" "			$17.82-Restated												12-19-01	12-19-10

" "			$20.91-Restated												12-14-00	12-14-09

" "			$19.50-Restated												12-10-99	12-8-08

" "			$22.71-Restated												12-18-98	12-9-07

" "			$15.33-Restated												12-10-97	12-10-06

" "			$13.80-Restated												12-12-96	12-12-05

" "			$11.70-Restated												7-1-96	7-11-05

Phantom Stock			1 for 1

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)	8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

Title	Amount or Number of Shares

Common Stock	16,000		—		89,333	D

Common Stock	12,000

Common Stock	10,000

Common Stock	8,500

Common Stock	4,000	Restated to 24,500

Common Stock	3,300	Restated to 2,750

Common Stock	2,200

Common Stock	1,100	Restated to 73,333

Common Stock	1,100			Options 73,333

Common Stock					321	D

Explanation of Responses: *The option becomes exercisable in 33-1/3% increments on December 17, 2003, December 17, 2004, and December 17, 2005 respectively
The option was approved at the Board of Directors' meeting held December 17, 2002.

/s/ William B. Skoglund	12-17-02
**Signature of Reporting Person	Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.